UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 7)

TELECOM ARGENTINA S.A.
(Name of Issuer)

CLASS B ORDINARY SHARES
(Title of Class of Securities)

879273209
(CUSIP Number)

Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:
Jeffrey M. Oakes, Esq.
Davis Polk & Wardwell LLP
99 Gresham Street
London EC2V 7NG, United Kingdom
Tel. No. + 44 20 7418 1386

December 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209
1.	Names of Reporting Persons. Telecom Italia S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 36,832,4081
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (See Instructions) HC, CO

1 Telecom Italia S.p.A., together with Telecom Italia International N.V., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A. (“Sofora”) and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Telecom Italia International N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 36,832,4082
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 36,832,408
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (See Instructions) HC, CO

2 Telecom Italia International N.V., together with Telecom Italia S.p.A., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Sofora Telecomunicaciones S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 36,832,4083
	8.	Shared Voting Power
	9.	Sole Dispositive Power 36,832,408
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (See Instructions) HC, CO

3 Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A. (“Nortel”).

CUSIP No. 879273209
1.	Names of Reporting Persons. Nortel Inversora S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 36,832,408
	8.	Shared Voting Power
	9.	Sole Dispositive Power 36,832,408
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (See Instructions) HC, CO

Item 1.  Security and Issuer

Telecom Italia S.p.A. (“TI”) hereby amends and supplements its report on Schedule 13D, as filed on October 22, 2010 and amended on March 10, 2011, October 31, 2011, March 29, 2012, March 6, 2013, November 8, 2013, and November 14 (the “Schedule 13D”), with respect to the Class B shares, P$1.00 par value per share (the “Shares”), of Telecom Argentina S.A., an Argentinean corporation (the “Issuer”), a portion of which is represented by American Depositary Shares which are traded on the New York Stock Exchange (the “NYSE”). The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina. Unless otherwise indicated, capitalized terms used in this Amendment No. 7, but not defined herein, shall have the meaning assigned to such term in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 10, 2013, pursuant to the terms of the Purchase Agreement, dated November 13, 2013, by and among, Fintech Telecom LLC (the “Purchaser”), Tierra Argentea S.A. (“TAR”), TI and Telecom Italia International N.V. (“TII”), TAR transferred 15,533,834 Shares and 2,351,752 American Depositary Shares, representing 117,588 Preferred B shares of Nortel, to the Purchaser (the “TAR Transfer”).

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a)    Following completion of the TAR Transfer, TI indirectly controls 36,832,408 Shares.

Item 5(b) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(b)    Following completion of the TAR Transfer, the Telecom Italia Group, through Nortel, will have the power to vote and to dispose of 36,832,408 Shares.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c)     Other than the TAR Transfer described in Item 4 of this Amendment No. 7, none of TI, TII, Sofora or Nortel has effected any transactions in the Shares during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2013
Date

/s/ Riccardo Amerigo Pettazzi
Signature

Riccardo Amerigo Pettazzi Head of Corporate Affairs TELECOM ITALIA S.P.A.

December 11, 2013
Date

/s/ Francesco Lobianco
Signature

Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

December 11, 2013
Date

/s/ Patrizio Graziani
Signature

Patrizio Graziani Chairman of the Board of Directors SOFORA TELECOMUNICACIONES S.A.

December 11, 2013
Date

/s/ Patrizio Graziani
Signature

Patrizio Graziani Chairman of the Board of Directors NORTEL INVERSORA S.A